October 26, 2012

Via E-mail and FedEx

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Cumberland Pharmaceuticals Inc.
Registration Statement on Form S-3
Filed September 25, 2012
File No. 333-184091

Dear Mr. Riedler:

On behalf of Cumberland Pharmaceuticals Inc. (“Cumberland” or the “Company”), we are responding to comments of the Securities and Exchange Commission (the “Staff”) set forth in the letter from the Staff dated October 1, 2012 (the “October 1, 2012 Letter”), with respect to the above-referenced Registration Statement on Form S-3 (the “S-3”).

For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in your letter. Cumberland’s response follows each applicable comment or request.

1.	Please amend page 15 of your registration statement to incorporate by reference the Form 8-K filed by the company on April 11, April 20, May 18, May 24, June 29, and September 19, 2012. Please refer to Item 12(a)(2) of Form S-3. See also, General Instruction B to Form 8-K, and Items 5.02 and 5.07 of Form 8-K.

Response: The Company has amended page 15 of the registration statement to incorporate by reference the Form 8-K filed by the Company on April 11, April 20, May 18, May 24, June 29, and September 19, 2012.

2.	It appears that the registrant has a pending request for confidential treatment. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Mr. Jeffrey P. Riedler

October 26, 2012

Response: The Company respectfully notes your comments regarding requests for confidential treatment and acceleration of effectiveness of the registration statement. The Company acknowledges that you will not be in a position to consider a request for acceleration of effectiveness of the registration statement until all issues concerning the confidential treatment request are resolved.

We would welcome the opportunity to discuss any questions you may have with the Commission staff. I can be reached, at your convenience, at (615) 259-1405.

Very truly yours,

ADAMS AND REESE LLP

Kolin B. Holladay

cc:	A.J. Kazimi
Chief Executive Officer
Cumberland Pharmaceuticals, Inc.